

October 5, 2015

Mail Stop 4546

<u>Via E-mail</u>
Michael Weiss
Interim Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
3 Columbus Circle, 15th Floor
New York, NY 10019

> **Re:** **Checkpoint Therapeutics, Inc.**
> **Form 10**
> **Filed September 8, 2015**
> **File No. 000-55506**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10 filed September 8, 2015</u>

<u>General</u>

1. Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

2. The Form 10 cover page and your Item 11 disclosure on pages 47 and 48 indicate that you may be seeking to register multiple classes of capital stock. In this regard it is unclear from your charter whether "Common Stock" constitutes a class of stock and whether you are registering your "Class A Common Stock." Accordingly, please revise

your Item 11 disclosure and the Form 10 cover page, as applicable, to specify each class of security that you seek to register.

Special Cautionary Notice Regarding Forward-Looking Statements

3.   Please revise the penultimate paragraph under the heading to avoid the implication that the registration statement might not reflect your views and assumptions as of the date of its effectiveness.

4.   Because you are not subject to the reporting requirements of the Exchange Act at this time, you may not claim the protections of the safe harbor for forward looking statements. Please revise to remove the last sentence in this section. Also remove the reference to the safe harbor provisions that you cite on page 35.

Item 1. Business, page 1

Overview, page 1

5.   We note your disclosure indicating your expectations to commence clinical trials in 2016 for multiple product candidates. Please revise to disclose, if true, that to date you have not submitted investigation new drug applications and do not have funding necessary to complete pre-clinical trials for any product candidates. Revise to disclose the $6 million in estimated pre-clinical costs per product candidate. Also disclose your working capital deficit and your receipt of a going concern from your auditor for the period ended July 31, 2015.

Corporate Information, page 1

6.   Please provide your analysis as to why you "are not *and will not be* (emphasis added) subject to the reporting requirements of section 13(a) or 15(d) of the Exchange Act."

Products Under Development, page 1

7.   Please revise your discussion for each of your four products under development to clarify which studies and statements of efficacy directly involve testing of your products versus testing of third party products or scientific research generally. For instance, please revise so it is clear whether the "numerous preclinical and clinical studies" and the "confirmed overall response rate" that you cite in the penultimate paragraph of page 1 involved testing of your anti-PD-L1 mAB product.

8.   Please revise to explain the basis, to the extent material, for each statement concerning the efficacy of your products under development. For instance, and without limitation, we refer to the first sentences under the "Anti-PD-L1 Research Program" and "Anti-GITR" headings" and the second paragraph under the "Anti-CAIX" heading. Please

supplementally provide us with studies or test results supporting all such statements.

9.   We note your statements of belief on pages 1 and 2 concerning the potential efficacy of your anti-PD-L1 mAB product, Anti-GITR and CK-101 products for specific indications. Please revise to disclose the basis for these statements. To the extent that you do not have any preclinical testing to support your statements concerning these indications, please disclose the absence of testing in support of the statements.

10.   For each of your products under development, please revise to clarify the status of your pre-clinical development by identifying each material step you have taken and each one that you must take in order to complete the pre-clinical stage of development. For instance, with respect to your prospective IND applications, it is unclear whether you have undertaken any pharmacology and/or toxicology studies to determine if your drugs candidates are reasonably safe for initial use in humans.

11.   Please revise the final paragraph on page 1 to identify your CEO's affiliation with TGTX.

Licensing Agreements and Collaborations, page 5

Dana-Faber Cancer Institute, Inc., page 5

12.   Revise to disclose (i) the amount of the upfront licensing fee, (ii) the material "clinical development, regulatory and sales milestones" and (iii) the royalty payments on net sales. Please also apply this comment to the NeuPharma and TGTX agreements that you discuss on page 5. We may have additional comments once you have filed these three agreements as exhibits.

Competition, page 5

13.   We note that your discussion addresses the competitive conditions specific to your PD-L1 and CK-101 product candidates.   Please expand to address briefly the competitive conditions applicable to your anti-GITR and anti-CAIX product candidates.

Employees, page 6

14.   Please revise to disclose the number of hours per week that your two part-time employees will devote to the business. Add risk factor disclosure to highlight risks related to not having full-time employees.

Item 1A. Risk Factors, page 9

15.   Add a separate risk factor to address the annual grant of shares to Fortress pursuant to the Founders Agreement and the dilutive impact to shareholders.

16.   We note the disclosures on pages 1 and 2 concerning your partnership agreement with TGTX to develop two of your developmental products and your disclosure on page 44 indicating that Mr. Weiss is the Chairman, CEO and a stockholder of TGTX. Please add a risk factor that explains Mr. Weiss' dual roles at your company and TGTX and conflicts of interest stemming from these roles. Also explain how you were able to negotiate the collaboration agreement given Mr. Weiss positions with both companies.

17.   Please add risk factor disclosure to address conflicts of interest resulting from your parent/subsidiary relationship with Fortress and the dual roles of your officers and directors. Discuss whether the terms of the Founders Agreement and the Management Services Agreement are similar to terms that would have resulted from arm's length negotiations. Address your management's exemption from fiduciary duties relating to corporate opportunities.

Risks Related to Intellectual Property, page 25

18.   The risks you identify in this section appear generally applicable to all pharmaceutical companies. Please tell us whether you have experienced any challenges or infringements to your rights, or situations of material noncompliance with governmental rules regarding the patent process as described in these risk factors. To the extent that you have, please revise to describe those instances in the relevant risk factor.

Item 2. Financial Information, page 35

Overview, page 35

19.   Please provide support for your assertion in the "Overview" section which states that "data suggests that combinations of these targets may work synergistically together." Identify and explain the data that you cite and provide us supplementally with the studies or reports that present this data.

Liquidity and Capital Resources, page 36

20.   We note your disclosure on page 47 concerning the potential launch of a private placement in September 2015. Please revise your discussion to provide an update on the status of the offering and, as applicable, any other known trends or uncertainties relating to your liquidity and capital resources.

21.   Please indicate how long you will be able to fund your current operations based on your current financial standing. Add a risk factor as appropriate.

Item 4. Financial Information, page 37

22.   Please revise your disclosure on page 38 to provide the tables for each class of your

securities outstanding.

Item 10. Recent Sales of Unregistered Securities, page 47

23.   Please revise to disclose each of the unregistered offerings conducted since your
        November 2014 inception. Also explain to us why you include a discussion of a future
        offering in this section.

Exhibits

24.   Please file your exhibits as soon as practicable. We will need adequate time to review
        and, if necessary, comment upon your disclosure regarding these agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        Please contact Eric Envall at (202) 551-3234 or Joseph McCann at (202) 551-6262 with
any questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Health Care and Insurance